# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Betterware de Mexico, S.A.P.I. DE C.V, CIK 0001788257
CUSIP: P1666E105
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: Gd1-Ameca-Huaxtla km-5, El Arenal Jalisco, Mexico (O5), 45350
Date of event which requires filing of this statement: 06/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002140293

## Reporting persons
- Party Products Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,241,133; sole dispositive power 0; shared dispositive power 2,241,133; aggregate amount beneficially owned 2,241,133 (5.68% of the class)
  Comment: Based on 39,485,053 Ordinary Shares outstanding as of April 30, 2026.
- Premiere Brands International Holdings B.V.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 2,241,133; sole dispositive power 0; shared dispositive power 2,241,133; aggregate amount beneficially owned 2,241,133 (5.68% of the class)
  Comment: Based on 39,485,053 Ordinary Shares outstanding as of April 30, 2026.
- Premiere Brands International Cooperatief U.A.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 2,241,133; sole dispositive power 0; shared dispositive power 2,241,133; aggregate amount beneficially owned 2,241,133 (5.68% of the class)
  Comment: Based on 39,485,053 Ordinary Shares outstanding as of April 30, 2026.
- Premiere Brands LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,241,133; sole dispositive power 0; shared dispositive power 2,241,133; aggregate amount beneficially owned 2,241,133 (5.68% of the class)
  Comment: Based on 39,485,053 Ordinazry Shares outstanding as of April 30, 2026.
- Tupperware Services Mexico, S. de R.I. de C.V.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,241,133; sole dispositive power 0; shared dispositive power 2,241,133; aggregate amount beneficially owned 2,241,133 (5.68% of the class)
  Comment: Based on 39,485,053 Ordinary Shares outstanding as of April 30, 2026.

## Item 1. Issuer
Name of issuer: Betterware de Mexico, S.A.P.I. DE C.V
Address of issuer's principal executive offices: Gd1-Ameca-Huaxtla km-5, El Arenal Jalisco, Mexico, 45350

## Item 2. Person Filing
Name of person filing:
This Schedule 13G filing relates to shares of Ordinary Shares, no par value per share (the "Ordinary Shares"), of the Issuer.

This Schedule 13G is being filed on behalf of the following persons/entities (collectively, the "Reporting Persons"): Party Products Holdings LLC ("PPH"); Premiere Brands International Holdings B.V. ("PBIHBV"); Premiere Brands International Cooperatief U.A. ("Coop"); Premiere Brands LLC ("PBLLC"); and Tupperware Services Mexico, S. de R.I. de C.V. ("TSM").
Address of principal business office or, if none, residence:
1800 Pembrook Drive, Suite 300,
Orlando, Florida 32810
Citizenship:
PPH is organized under the laws of the State of Delaware.
PBIHBV is organized under the laws of the Netherlands.
Coop is organized under the laws of the Netherlands.
PBLLC is organized under the laws of the State of Delaware.
TSM is organized under the laws of Mexico.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of June 2, 2025, TSM directly beneficially owned 2,241,133 Ordinary Shares, representing 5.68% of the Ordinary Shares. By virtue of their direct or indirect ownership of TSM, each of PBIHBV, Coop and PBLLC may be deemed to have beneficial ownership of the same 2,241,133 Ordinary Shares held directly by TSM. PPH is the ultimate parent holding company of PBIHBV, Coop, PBLLC and TSM and may be deemed to have beneficial ownership of the same 2,241,133 Ordinary Shares.

Calculations of the percentage of shares Ordinary Shares beneficially owned are based on 39,485,053 shares of Common Stock outstanding as of April 30, 2026, as reported in the Annual Report on Form 20-F filed by the Issuer with the U.S. Securities and Exchange Commission on April 30, 2026.
Percent of class: See Item 4(a) above
Sole power to vote or to direct the vote: See Item 5 of each cover page hereof.
Shared power to vote or to direct the vote: See Item 6 of each cover page hereof.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page hereof.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See items 3 and 4 above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Party Products Holdings LLC: /s/ Steven Marcos Ramos, Steven Marcos Ramos, Vice President & Treasurer (06/16/2026)
- Premiere Brands International Holdings B.V.: /s/ Steven Marcos Ramos, Steven Marcos Ramos, Managing Director A (06/16/2026)
- Premiere Brands International Holdings B.V.: /s/ Njoek Jen Carol Monique Ho, Njoek Jen Carol Monique Ho, Managing Director B (06/16/2026)
- Premiere Brands International Cooperatief U.A.: /s/ Steven Marcos Ramos, Steven Marcos Ramos, Managing Director A (06/16/2026)
- Premiere Brands International Cooperatief U.A.: /s/ Njoek Jen Carol Monique Ho, Njoek Jen Carol Monique Ho, Managing Director B (06/16/2026)
- Premiere Brands LLC: /s/ Steven Marcos Ramos, Steven Marcos Ramos, Manager (06/16/2026)
- Tupperware Services Mexico, S. de R.I. de C.V.: /s/ Steven Marcos Ramos, Steven Marcos Ramos, Legal Representative (06/16/2026)